Filed by Seacoast Banking Corporation of Florida

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Floridian Financial Group, Inc.

SEC Registration Statement No.:  333-208546

NOTICE TO WARRANTHOLDERS

February 9, 2016

Dear Warrantholder:

This notice is being furnished to you as required by the Agreement and Plan of Merger, dated as of November 2, 2015, by and among Seacoast Banking Corporation of Florida (“Seacoast”), Seacoast National Bank, Floridian Financial Group, Inc. (“Floridian”) and Floridian Bank (the “Merger Agreement”) pursuant to which, among other things, Floridian will be merged with and into Seacoast (the “Proposed Merger”). Subject to approval of the Merger Agreement and Proposed Merger by the shareholders of Floridian at the special shareholders’ meeting to be held on February 23, 2016, and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, the parties anticipate that the Proposed Merger will close on March 11, 2016. In accordance with their terms and the terms of the Merger Agreement, each warrant to purchase Floridian common stock that has not been exercised prior to the effective time of the Proposed Merger (the “Effective Time”) will automatically expire as of the Effective Time and no holder thereof will have any further rights with respect to such warrants. Therefore, if you wish to exercise any of your warrants to acquire shares of Floridian common stock, you should do so prior to March 11, 2016, the anticipated closing date of the Proposed Merger.

For additional information about the Proposed Merger, including the treatment of outstanding warrants to acquire Floridian common stock in connection with the Proposed Merger, please refer to the Proxy Statement/Prospectus that was previously mailed to Floridian shareholders on or about January 22, 2016. If you have any further questions, please contact Linda Cook, Floridian’s Corporate Secretary, at (407) 244-7563.

Sincerely,

Thomas H. Dargan, Jr.

President and Chief Executive Officer

Floridian Financial Group, Inc.

Important information for Investors and Shareholders

Seacoast has filed a registration statement on Form S-4 and amendments thereto containing a definitive Proxy Statement/Prospectus with the SEC regarding the proposed merger of Floridian into Seacoast.  On or about January 22, 2016, this Proxy Statement/Prospectus was mailed to Floridian shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER DOCUMENTS FILED BY SEACOAST WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO OR WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Seacoast and Floridian, at the SEC’s website (http://www.sec.gov), with respect to information about Seacoast, and Floridian’s website (www.floridianbank.com), with respect to information about Floridian. Investors can also obtain these documents, free of charge, at http://www.seacoastbanking.com under the tab “Investor Relations” and then under the tab “Financials/Regulatory Filings.” Copies of the Proxy Statement/Prospectus and any other filing by Seacoast with the SEC can also be obtained, free of charge, by directing a request to Investor Relations, 815 Colorado Avenue, P.O. Box 9012, Stuart, FL 34994, (772) 288-6085.

Seacoast, Floridian, their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Seacoast is set forth in its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 7, 2015 and its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Proxy Statement/Prospectus. You may obtain free copies of these documents as described in the preceding paragraph.